Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Transcript of Investor Call

 Corrected Transcript

18-May-2026

NextEra Energy, Inc. (NEE)

NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call

Total Pages: 1 7 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

CORPORATE PARTICIPANTS

Mark EIdelman	Robert M. Blue
Head-Investor Relations, NextEra Energy, Inc.	Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

John W. Ketchum	Michael H. Dunne
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.	Executive Vice President-Finance & Chief Financial Officer, NextEra Energy, Inc.

OTHER PARTICIPANTS

Steve Fleishman	William James Appicelli
Analyst, Wolfe Research LLC	Analyst, UBS Securities LLC

Nicholas Campanella	David Arcaro
Analyst, Barclays Capital, Inc.	Analyst, Morgan Stanley & Co. LLC

Julien Dumoulin-Smith	Nicholas Amicucci
Analyst, Jefferies LLC	Analyst, Evercore ISI

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. And welcome to the NextEra Energy and Dominion Energy Merger Conference Call. At this time, each of your lines is in a listen-only mode. At the conclusion of today’s presentation, we will open the floor for questions. Instructions will be given for the procedure to follow if you would like to ask a question. I would now like to turn the call over to Mark EIdelman, Director of Investor Relations.

Mark EIdelman

Head-Investor Relations, NextEra Energy, Inc.

Good morning, everyone. And thank you for joining this special call regarding the combination of NextEra Energy and Dominion Energy. Today’s presentation includes references to non-GAAP financial measures. Please refer to the information contained in the slides accompanying today’s presentation for definitional information and reconciliations of historical non-GAAP measures to the closest GAAP financial measure. With me this morning are John Ketchum, Chairman, President and Chief Executive officer of NextEra Energy; Bob Blue, Chair, President and Chief Executive Officer of Dominion Energy; Mike Dunne, Executive Vice President and Chief Financial Officer of NextEra Energy; and Steven Ridge, Executive Vice President and Chief Financial Officer of Dominion Energy. This morning, we’ll provide a transactional overview and discuss how we’re forming the industry leader. Then we will discuss why we believe this combination is good for customers, our team, our communities and shareholders. Then we’ll discuss the anticipated timeline to close and key takeaways. With that, I’ll turn the call over to John.

2 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

John W. Ketchum

Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Thanks, Mark. And good morning, everyone. I can’t tell you how excited I am to be in Richmond alongside Bob and his team at Dominion Energy. This is a historic day for our storied companies and for America. Our country is at an inflection point. Demand for electricity is increasing unlike anything we’ve seen in generations. Today, energy infrastructure projects are larger and more complex than ever before. Practically every corner of America needs power solutions. Not someday, but right now. Speed-to-power is critical, so too is maintaining affordability and reliability for customers.

Unfortunately, a one size fits all solution doesn’t exist. It’s not that simple. Meeting different customers’ electricity demands requires different approaches and different solutions. The complexity of this moment is as real as it is unavoidable. At the same time, the opportunity set is enormous. Meeting it requires us to enhance our customer value proposition, that starts with scale. Not for the sake of size, scale must translate into capital and operating efficiency, which simply put, enables us to buy, build, finance and operate more efficiently, all to deliver more reliable and affordable electricity to our customers. That’s exactly what we fully expect combining NextEra Energy and Dominion Energy would do by uniting two industry leaders with 238 years of collective experience.

Importantly, the experience for our customers would be seamless. The Dominion Energy name isn’t changing, nor is how we operate locally, serve our customers or engage with the community. The same leaders and the same teams customers know and trust will continue serving Virginia, North Carolina and South Carolina. Through this combination, Dominion Energy and NextEra Energy will have access to an industry leading platform and a robust balance sheet. This means projects can be built even faster and more efficiently, meeting demand without sacrificing reliability or affordability.

NextEra Energy and Dominion Energy are already world class utilities, serving millions of customers across four states. But we believe we can accomplish more together than we can apart. Combined, we’d be number one in America in total power generation, the world’s leader in renewables and energy storage, America’s number one gas generator and second largest nuclear generator. The list goes on and on. When you add it all up, you see this as a unique situation where one plus one equals three.

The combined company would serve four of America’s fast growing states in constructive regulatory environments. We would expect to grow adjusted EPS at 9% plus and regulatory capital employed at 11% through 2032, anchored by a mass of more than 130 gigawatt large load pipeline, which is more than three times the total installed capacity of the entire state of New York. The combination only enhances our growth visibility, with more than 15 ways to grow across a combined enterprise that’s more than 80% regulated and growth drivers evenly balanced between regulated and long-term contracted businesses. Both companies put our customers and teams first, as well as the communities we serve. Bottom line, we strongly believe that all stakeholders will benefit immensely from this combination.

Let me start by providing an overview of the transaction. We expect this to be a tax free, all stock merger that would create a company with an enterprise value of roughly $420 billion and a market cap of roughly $249 billion. Importantly, we expect the transaction to be immediately accretive at closing. NextEra Energy shareholders would own approximately 74.5% of the combined company, while Dominion Energy shareholders would own the remaining approximately 25.5%. This combination is about bringing together two exceptional companies for the benefit of our customers, which is why the combined company will maintain continuity in leadership, board representation and headquarters. I’ll serve as CEO of the combined company. Bob will serve as President and CEO of Regulated Utilities. Leadership at those regulated utilities would remain the same as it is today with Ed Baine leading Dominion Energy of Virginia and North Carolina; Keller Kissam, leading Dominion Energy South Carolina; and Scott Bores leading Florida Power & Light Company.

3 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

The combined company would have a 14 member of board of directors with NextEra Energy appointing 10 of those members. I would serve as chairman. We would mutually appoint four directors from Dominion Energy’s Board of Directors with Bob Blue serving as one of the four directors. The combined company would trade as NextEra Energy on the New York Stock Exchange. This transaction builds on a strong legacy of dedicated service across Virginia, North Carolina, South Carolina and Florida. The combined company will continue to put customers first and maintain a commitment to affordability. That would start with $2.25 billion in proposed bill credits for Dominion Energy customers in Virginia, North Carolina and South Carolina, spread out over the first two years post-closing. The combined company would offer 18 months of job protection and 24 months of compensation and benefits protection post-close for Dominion Energy employees. We expect to more than double the size of our combined company over the forecast period. We expect there to be good jobs for many years to come for our talented teams across the four states we serve and across America, where we have operations. The combined company will continue to foster strong relationships with local unions in Virginia, North Carolina and South Carolina.

The company is also committed to our communities and would encourage charitable giving in Virginia, North Carolina and South Carolina by $10 million annually for five years post-close, which we expect it to happen in 12 to 18 months subject to regulatory approvals. The combined company would have one of the highest adjusted EPS growth expectations and one of the strongest balance sheets in the industry. NextEra Energy’s existing dividend policy would remain in place for the combined company. Dominion Energy shareholders would receive a one-time $360 million taxable cash payment distributed equally across outstanding shares at closing. Until then, Dominion Energy would maintain its existing dividend policy. We expect the combination would enable more efficient access to capital for the benefit of our customers, which I will lay out in more detail in a moment.

If approved, this combination would create a company with unmatched scale, capabilities and opportunities across the utility and energy infrastructure sectors, enabling us to keep bills affordable over time. We’re taking the nation’s largest utility, most experienced and capable energy infrastructure builder, the most efficient operator in NextEra Energy and teaming that up with another world class utility sector leader and management team in Dominion Energy to serve for high growth and constructive rate regulated jurisdictions.

With unparalleled data and data analytics capabilities, the combined company would be optimally positioned to build the right projects at the right time in the right place, driving what we believe is one of the industry’s strongest customer and shareholder value propositions. To really put our size and scale into perspective, consider this. The combined company’s enterprise value would make us the third largest company in the energy sector in America, behind Exxon Mobil and just barely behind Chevron and bigger than the next two largest power companies combined. Together, we would serve four states with the combined $4 trillion economy, which would be top five in the world if they were in their own country.

In Virginia, electricity sales grew twice as fast as the national average from 2021 to 2024. Both South Carolina and North Carolina experienced a surge in population growth, which is expected to accelerate over the next three years. And South Carolina continues to be one of the most attractive states for manufacturing. The combined company’s scale and expertise will enable to deliver reliable and affordable power, supporting economic development in all four states. That’s because building new energy infrastructure creates jobs. Building and maintaining affordable and reliable power attract new residents and businesses, which then requires new infrastructure and the cycle repeats.

We know this because we serve the rapidly growing state of Florida for more than a century, making smart, strategic capital investments to build new energy infrastructure for the benefit of our customers. And we’ve done it while staying laser focused on operating efficiently. It’s why FPL’s bill today is 30% below the national average and is only expected to grow 2% annually through the end of the decade. The combined company’s unmatched scale and operating platform would enable us to meet electricity demand while maintaining affordability across Florida, Virginia, North Carolina and South Carolina.

4 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

Now, I’d like to turn things over to Bob.

Robert M. Blue

Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Thank you, John. First and foremost, let me just say this combination is great for customers. Dominion Energy’s customers are at the heart of everything we do every single day just like NextEra Energy. We’re as committed as ever to delivering low bills, high reliability and outstanding customer service. And this combination will enable us to continue to do so over the long-term. The collective strength of both companies enhances both our scale and the combined strength of our operating platform, enabling Dominion Energy to accelerate and more efficiently deploy capital to deliver even more reliable and affordable electricity for the benefit of our customers.

As John laid out, the stakes couldn’t be any higher. Demand is coming from all sectors of the US economy, meaning this moment requires a company to buy, build, finance and operate more efficiently. It’s easier said than done. It requires scale, deep skills and experience across the energy value chain, together with the ability to leverage technology. That’s what NextEra Energy and Dominion Energy together can bring to the table at a time when projects are only getting bigger and more capital intensive.

Let’s start with being able to buy more efficiently through a robust and wide ranging supply chain. The combined company’s scale enables significant buying power and with an expected annual CapEx spend of roughly $59 billion from 2027 to 2032, that buying power only increases, providing the ability to drive capital efficiency across the supply chain on parts and equipment. We’ve built a lot, too. In just the last five years, NextEra Energy and Dominion Energy have built more power generation than the next 25 largest utilities combined by a wide margin. Remember, our companies have been building energy infrastructure for more than a century, learning with every project and fine-tuning our engineering and construction capabilities. And because we build so much, EPCs are at the ready to support our projects at a more competitive price given our buying power, which means more certainty on project timelines at a lower cost. As a combined company, we expect this should only get better.

Together, we expect the combined company would be able to finance projects more efficiently. We expect NextEra Energy’s credit ratings to be reaffirmed. We also expect Dominion Energy Virginia to receive a ratings upgrade from S&P at closing, which could lower financing costs for Dominion Energy customers over time. At the corporate level, Dominion Energy is also expected to receive credit upgrades, which would enable more economic refinancings as maturities occur. We also expect a 100 basis point improvement in the combined company’s downgrade thresholds at S&P and Moody’s and an improvement from Fitch. The combined company is committed to maintaining a strong balance sheet and its current credit ratings. The overall strength of our balance sheet is more critical than ever to cost-effectively build energy infrastructure for the benefit of our customers.

Lastly, we expect the combined company will operate more efficiently, leveraging our combined operating platform over more assets with lower costs substantially, every new megawatt developed would be more efficient to build and operate. And then you layer on top of that the benefits of scale from our combined 110 gigawatt fleet, which is already the largest in America. That massive scale would only get bigger, given we expect to more than double the size of our combined fleet by 2032. But it’s more than that. No company in our industry can leverage data, analytics and technology better than our combined company, using real time information and proprietary algorithms to anticipate issues before they occur. Fixing equipment before it breaks is less expensive than replacing a failed part. It’s not an accident that the combined company’s non-fuel O&M on a dollar per megawatt basis is significantly lower than the national average.

5 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

The combined company will be better equipped than ever to leverage scale and reduce operating costs as it efficiently invests smart capital helping drive affordability. That’s important given the combined company expects to grow regulatory capital employed at 11% for the benefit of our customers. And it’s not just power generation. Smart capital investments in grid hardening, smart grid technology and remote operations translate into higher reliability and lower cost for our customers. A stronger, smarter and more resilient energy grid also speeds restoration after storms. All of these are core tenets of our operating platform.

When you put it all together buying, building, financing and operating more efficiently by leveraging our combined platform adds up to a huge win for our customers today and tomorrow. That’s because scale and a strong balance sheet matter more than ever in our industry. It’s the winning formula to building projects faster and more efficiently. This combination is also good for our team and the communities we serve. We understand that our duty to serve extends well beyond generating and delivering electricity. We’re committed to being key community pillars. Both companies have a legacy of giving back, volunteering 173,000 combined hours last year alone. The combined company would enhance our charitable contributions part of a long-standing commitment to make our communities a better place to live, work and raise a family. And we would remain committed to supporting low income utility assistance programs, helping customers and families in hardship keep the lights on.

This is in lockstep with our core values. Both companies have so much in common. Safety would continue to be central to everything we do. We have a customer first mindset. We’re committed to excellence. We do the right thing and we treat people with respect. We share a culture of continuous improvement to find ways to get even better for our customers and our communities. And we would operate with a one team mindset, with the humility of understanding that being – providing a critical service is an honor and bigger than any one of us. As John mentioned earlier, we’re committed to maintaining a strong local presence with dual headquarters in Virginia and Florida, along with Dominion Energy’s operational headquarters in South Carolina. We’ll continue to offer our employees meaningful career opportunities across the enterprise and at a growing company. Our people are our greatest asset, and everything we accomplish every day for our customers is due to the efforts of our industry leading teams. For all these reasons and more, I could not be more excited about this combination.

Now I’ll turn things back over to John.

John W. Ketchum

Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Thanks, Bob. I couldn’t agree more with all the points you just made. For those same reasons and more, we expect this combination would also deliver a compelling long-term shareholder value proposition anchored in strong, visible growth. The combined company is targeting 9% plus long-term adjusted EPS growth, supported by 11% regulatory capital employed growth and high quality cash flows, growing in line with earnings. As I said at the outset, we also expect the transaction to be immediately accretive at closing with a clear path to sustained value creation driven by scale, disciplined investment and execution. As we’ve discussed this morning, the combined company would become what we believe is an unmatched industry leader positioned to capture an opportunity set that has never been larger. A rate base of $138 billion would be the highest in the industry, reflecting smart capital investments to serve our customers with affordable and reliable power solutions. The opportunity set is enormous, and we believe we can deploy roughly $59 billion of smart CapEx on an average annual basis for the benefit of our customers to provide the energy solutions they need.

6 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

Our pipeline with large load customers alone is more than 130 gigawatts. To put that in perspective, our entire portfolio today is 110 gigawatts. As a combined company, we have more than 15 ways to grow. Importantly, our forecasted growth is visible and balanced between our regulated and long-term contracted businesses. At the core of that expected growth would be the combined company’s regulated businesses. The combined company’s regulated capital investment would be about 80% higher than NextEra Energy’s on a standalone basis. From there, we would expect the combined company to grow regulatory capital employed at about 11% annually through 2032. These are smart, disciplined capital investments that benefit customers. We expect a big piece of that growth will come from population growth and large load demand. In fact, we believe the combined company will have the unmatched opportunity to be the leading partner for large load customers in the US. Remember, these are customers who spend capital at a 4:1 ratio to our investment. They can’t afford to commit that sort of investment unless they have confidence that an energy company can deliver, that starts and ends with a strong balance sheet, which is exactly what our combined company would bring to the table.

It’s also important to remember Dominion Energy has served the world’s premier large load market for more than a decade. That experience, combined with the increased execution capabilities of the combined company will be invaluable. And both companies are committed to both serving large load customers and maintaining affordability for existing customers. And that means large load must pay their fair share. To meet this increased demand, we believe there’s an opportunity to more than double our combined generation fleet with as much as 260 gigawatts of installed capacity by 2032. This would provide us with enormous scale that we expect would lead to enhanced capital and operating efficiencies for our customers.

We expect the combined company’s scale and diversification will be built on strong, regulated and long-term contracted cash flows. And the combination would add another layer of diversification, spreading the regulated portfolio across four distinct regulatory jurisdictions. Underpinning this business mix and growth would be the combined company’s s strong balance sheet. It’s foundational to everything we do, whether markets are up or down. It’s what has allowed NextEra Energy to consistently invest at scale and at a lower cost, driving exceptional customer and shareholder value.

In the simplest terms, the stronger our balance sheet, the more efficiently we can fund growth translating to real customer benefits. Strong diversified cash flows minimize the need to issue equity and allow us to fund growth more efficiently. We expect our equity needs to be modest by any measure for the combined company. We expect to issue about $4 billion of equity annually through 2032, which is roughly 7% of our annual CapEx, less than 1% of enterprise value, approximately 1.6% of our expected market cap, and about 1.2% of the company’s expected average daily trading volume, all while having one of the most attractive adjusted earnings per share growth rates in the industry.

Bottom line, we expect the combined company will be well positioned to improve our strong adjusted earnings per share growth. We expect 9% plus adjusted EPS growth through 2032 for the combined company and we are targeting that same growth through 2035, all off the 2025 base. Through this combination, we believe our growth is more visible and diversified than ever before. Combining NextEra Energy and Dominion Energy only strengthens that outlook. Moreover, we expect this combination to offer additional opportunities to drive upside growth. We believe the combined company can become the go-to partner for large load customers, enabling us to expand and accelerate large load opportunities across our four regulated utilities and across America. With NextEra Energy’s World Leadership in battery storage, there’s a potential to accelerate Dominion Energy’s capital plan to meet Virginia’s storage goals while removing capacity deficit and a reliance on the PJM market. These are just two examples.

7 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

Now, let me walk you through the path to close. The transaction requires customary regulatory approvals at the state and federal levels. It’s a well-defined and expected path for a transaction of this scale. I feel terrific about our ability to close the merger in 12 to 18 months.

As we wrap up, I can’t stress enough that this is a defining moment. The country needs more energy infrastructure built faster, more efficiently and more affordably than ever before. Combining two great American companies can better achieve the speed and scale this moment demands. Dominion Energy brings a talented and experienced team, strong operating capabilities, three premier regulated utilities across three high growth states, and a leading position in the country’s most critical large load market. NextEra Energy brings a proven utility operating model. The sector’s broadest all forms of energy development platform, a robust supply chain with unyielding buying power, and one of the strongest balance sheets to deploy capital faster and more efficiently while leveraging data and technology better than any power company in the world. Each is strong on its own. Together, we’re even stronger with the ability to buy, build, finance and operate more efficiently. That’s good for customers. It’s good for employees. It’s good for our communities. It’s good for shareholders. And I know I speak for Bob when I say I couldn’t be more excited to get started.

We’ll now take your questions.

QUESTION AND ANSWER SECTION

Operator: At this time, we will open the floor for questions. [Operator Instructions] We’ll move first to Steve Fleishman with Wolfe Research. Your line is open.

Steve Fleishman	Q
Analyst, Wolfe Research LLC

Hi. Good morning. Can you hear me?

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yes.

Steve Fleishman	Q
Analyst, Wolfe Research LLC

Hi. Hi, John and Bob. Congrats to everyone. John, maybe just, there’s a lot of strategic rationale here that makes a lot of sense. You arguably were the industry leader already before this deal and had kind of downplayed doing utility M&A. So, I’m curious kind of what shifted in your strategic thinking that this made sense or do you like this made sense overall, acknowledging all the strategic rationale you did give?

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah, listen, I mean, the strategic rationale and the industrial logic are extremely sound. But, Steve, when you think about what we have been able to build at NextEra with the scale and the operating platform that we have in place and the ability to leverage technology, and you think about being able to add that and combine it together with another industry leader, it makes us even stronger. And so, when you think about those scale benefits, you think about that operating platform. You think about combining the best practices of four outstanding utilities with terrific growth opportunities. It’s a real opportunity to monetize and optimize the scale and operating platform, the operating efficiencies and the capital efficiencies that we have already very successfully built at NextEra and those only get stronger when you combine a company with the capabilities of Dominion Energy.

8 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

And when I think about what this does for shareholders, it couldn’t come at a better time and for customers because power demand is higher than it has ever been. And so, when you think about leveraging those capabilities that I just talked about, that only get enhanced and stronger with this combination, it creates an enormously powerful unlock. And we talked a lot at our investor conference about our 12 ways to grow. Now, we add Dominion’s capabilities of growth and all the growth potential that they have. We have 15 ways to grow now. That’s incredible growth diversity that’s balanced between regulated and long-term contracted. It gives us regulatory diversity across four fast growing states with very constructive regulatory jurisdictions, a large load pipeline that’s second to none at 130 gigawatts plus with the world’s best large load market in Virginia, we have a chance, a real chance for the combination of all the skills and the operating platform these two companies bring together to really drive speed-to-power, right, which is so important not only in these four states, but across the country to alleviate that supply-demand imbalance, which will really help customers making bills more affordable.

And then you think about the 11% regulatory capital employed growth, the 80% regulated, 90% to 95% regulated, long-term contracted combination of the business, the balance sheet uplift with 100 basis points improvement [ph] in (00:32:19) downgrade threshold, the uplift one notch upgrades for Dominion Energy and Dominion Energy Virginia. The ability with confidence to be able to come out and grow at 9% plus, not only through 2032, but targeting the same through 2035. The incredible combination of the culture, the talent, the skills the management team, these two teams really work well together and they fit together like a perfect puzzle.

And we’re number one in just about every category and we are the only ones out there really building across the United States. We are a builder at our heart and we’re going to bring development skills that I think are really going to help drive affordability for customers across these states.

So, when I think about it, it’s striking to me the value creation for all stakeholders involved. Again, this is a perfect unlock. It’s good for customers. It’s good for the communities we serve. It’s good for employees, and it’s good for shareholders. And that’s why we looked at this and said, this is a no brainer.

Steve Fleishman	Q
Analyst, Wolfe Research LLC

Got it. Ticks every box, I guess. So, just one other question. Just could you talk to how you got comfortable with the offshore wind?

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah, I mean, absolutely. So, when we looked at the offshore wind, I think the Dominion team has just made excellent progress on CVOW. It’s on track, scheduled to go in-service middle of next year. They already have 14 turbines that are delivering test energy. We know once you’ve achieved that milestone, you’re in really good shape in bringing that project in COD. And you look at the last call that Dominion had. I mean, they actually brought the CapEx plan down from $11.5 billion down to $11.4 billion. So, as we looked at it, we feel very good about it. We feel like that project is online. And given the investment that’s been made there, it’s the right thing to do to finish it.

9 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

Steve Fleishman	Q
Analyst, Wolfe Research LLC
Great. Thank you. Congrats again.

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.
Thank you, Steve.

Operator: We’ll take our next question from Nicholas Campanella with Barclays. Your line is open.

Nicholas Campanella	Q
Analyst, Barclays Capital, Inc.
Yeah. Hey, good morning and congrats everyone on the transaction. Appreciate the time. So, I guess, I wanted to ask just about the merger process specifically as you kind of progressed through the approval process in Virginia and the Carolinas, our understanding is there might have been a Virginia biennial and just, I guess, how do you think about just rate case strategy as you’re getting through the merger process? Thanks.

Robert M. Blue	A
Chairman, President & Chief Executive Officer, Dominion Energy, Inc.
Hey, Nick, it’s Bob. So, in Virginia, the expected timeline, the statutory timeline is up to six months. So, we file – if we expect to file in July, then you’re looking at a decision from the Virginia Commission in January. Our next biennial filing is after that. So, we don’t believe there’s going to be a conflict or an overlap there.

Nicholas Campanella	Q
Analyst, Barclays Capital, Inc.
Okay, thanks. Thanks for the clarification. And then, I guess just this kind of marks a more formal entry into
Virginia, obviously, and Dominion Zone, specifically PJM. And I get that it’s regulated size and scale, but just now that you’re in PJM, maybe just kind of talk about that impacts near 12 ways to grow. And if you should see additional kind of upside on the near side, from participating in the battery build-out, for instance, that’s happening, the gas build-out that’s happening in that zone and unlocking those constraints. Thanks.

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah, absolutely, Nick. I mean, as we look at it, I mean, there’s an incredible opportunity here given that we’re the world’s leader in battery storage, the legislation that was just passed by Virginia, there is a tremendous opportunity to meet that capacity short quickly by deploying battery storage in the right places. And there’s no better combination to be able to do that, given our expertise and our supply chain position around batteries, the software we’ve been able to develop around optimization. We know what a big impact battery storage can have and how quickly you can have it on capacity short positions.

And so, when we look at Dominion in Virginia with the PJM short capacity position, the reserve margin short position as well, I think there’s a real opportunity to accelerate investment and accelerate investment in a smart way for the benefit of customers to alleviate some of those capacity payments by deploying batteries. So, a big PJM opportunity. And I also think, look, with a lot of the changes in the construct that continue to get banned about in PJM, I think it’s going to be up to the incumbent utilities to really help drive and solve the problem here. And it creates an enormous opportunity to build more generation, which Dominion is already doing to help solve some of the issues that PJM is facing.

10 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

I think more of these opportunities are going to [indiscernible] (00:38:07) and accrue to the rate regulated utilities that are in PJM, which is another attractive part of this transaction. And that’s all good for customers because to the extent that we’re building generation in our own backyard and we’re bringing batteries forward and alleviating that capacity short and the volatility that goes along with it, that is just a terrific answer for customers. And again, taking the 12 ways to grow to 15, this is a big part of it. And I think we also have an opportunity to really try to help accelerate some of large load queues and get more generation online quicker, which will really help drive growth and bring customer bills down in Virginia.

And we’re going to do that in a very responsible way. Both companies firmly believe that large load has to pay their own fair share. You’ve seen that in Florida with the large load tariff that we already have in place. We just got a statute that was passed that basically reinforces the importance of that large load tariff. Virginia is no different. South Carolina’s no different. North Carolina’s no different. That’s the mindset that we will bring. But there’s just incredible growth opportunities and a chance in this increasing power demand environment to really drive smart capital investments for the benefit of customers to drive affordability.

Nicholas Campanella	Q
Analyst, Barclays Capital, Inc.
Thanks for the thought.

Operator: We’ll move next to Julien Dumoulin-Smith with Jefferies. Your line is open.

Julien Dumoulin-Smith	Q
Analyst, Jefferies LLC
Hey, good morning, team. Guys, nicely done. I got to hand it to you. Strategic rationale, pretty clear cut here. In fact, if I can follow up on Nick’s line of questioning and talk about the regulated rate base growth, I mean, you guys both had about a 10% number here previously. You’re talking about 11% combined. Can you talk about sort of the delta there? What is driving the increase in the combined overall rate base growth? I presume this is more of a focus on DevCo and unlocking them from a technology perspective and certainly storage comments earlier. But I just wanted to confirm, what is changing when you think about the capital spending plan?

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah, I mean, a few things, Julien. I’ll start and I’ll turn it over to Bob as well. But when I look at that – at this, first of all is the balance sheet unlock. I mean, you think about bringing these companies together, freeing up an additional 100 basis points of downgrade threshold metric, getting the upgrade in the credit, for Dominion Energy and Dominion Energy Virginia, we’ve got the balance sheet capacity to do it, which creates more opportunities for us going forward. You start to think about the scale and the operating platform and the ability to invest capital even more efficiently combined with that balance sheet strength that those are the things that really lead to the acceleration of the CapEx opportunity that really has us excited about the opportunities to get more generation online that we think benefits customers over the long term.

And sure, while this is an opportunity in Virginia, it’s also really important that we continue to drive large load, growth in South Carolina and North Carolina as well. But do that in a way that protects the general customer base again through large load tariffs. But you look at South Carolina, it has always been an economic growth engine.

11 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

And we think that the investments that we can make, can make South Carolina even more attractive from a power price standpoint for companies to relocate because economic development is so critically important in that state, as it is in Florida, as it is in Virginia and as it is in North Carolina, and up and down the southeast corridor where you’re seeing a lot of new investment from manufacturing and industrial concerns on top of the large load opportunity that we’ve seen around data centers. Bob?

Robert M. Blue	A
Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yeah, everything John just said, I completely agree with. I think he is analyzing it correctly. I mean, there’s no, I don’t think it’s any secret that we’re seeing rapid growth in sales in Virginia and in the Dom zone. We have a robust plan in order to meet that demand. But with this platform, with the ability to buy, build and operate and finance more efficiently, we’ve got opportunities on behalf of our customers to serve that load. And I think, Julien, you correctly highlighted one particular area is in storage where the General Assembly just added new storage requirements for us, which we think are going to be great for our customers. And being able to work with NextEra and this combined company on that, I think is really going to benefit our customers as we serve them better and we’ll deploy capital faster that way.

Julien Dumoulin-Smith	Q
Analyst, Jefferies LLC

Awesome. And if I can quickly follow up here around, you talked about unlocking Virginia here with storage. How do you think about that unlocking more load growth, right, vis-à-vis data centers, right. I mean, there’s been a lot of talk about the congestion regionally. How do you think about actually accelerating and enabling Virginia? You guys seem mutually aligned with your state regulator around this [ph] as a team (00:43:46). What are the more important dynamics around approval? But can you speak to that a little bit?

Robert M. Blue	A
Chairman, President & Chief Executive Officer, Dominion Energy, Inc.
Yeah, it’s continuing to be important for us to be able to serve all of our load, all of our customers, large load included, and making sure that we do it in a way that is fair to our residential customers. We’ve been doing that well. As John pointed out, we have a large load tariff in Virginia. Our plans continue to be to make sure that all of our customers pay their fair share. But to the extent that there are benefits to the larger scale and the new platform, that’s going to benefit all of our customers, and we’re going to make sure that it does.

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah. Julien, I would add to that, speed-to-power. That’s what we do. That’s what we do at NextEra. We find ways to get generation online quickly, given the development expertise that we have and the tools that we have and the scale and the operating platform, we also have the ability to do it cheaply, and in a way that makes sense for customers and to find those right investment opportunities that, as Bob just said, make sense for large load customers, but don’t hurt or drive up bills for the general body of customers that we have a duty to serve. And that’s critically, critically important.

And I think about just back to the Florida example, this is not a mystery on how to unlock. I mean, we have been very successful in meeting speed-to-power, making smart capital investments in the right spots, but also maintaining affordability. And that comes down to the ability to invest capital on smartly on the generation and transmission solutions that make sense. But do it in a way that leverages that scale, that operating – that capital efficiency on that operating platform, which is second to none. When you think about a company that’s number one in just about every category, it is going to be really, really tough for any of our peers or any of our competitors to do it quite as efficiently as we can. And it’s an exciting opportunity not only for Virginia, South Carolina, North Carolina and Florida, but for everything that we do across America.

12 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

Julien Dumoulin-Smith	Q
Analyst, Jefferies LLC

Thanks guys.

Operator: We’ll take our next question from Bill Appicelli with UBS. Your line is open.

William James Appicelli	Q
Analyst, UBS Securities LLC

Hi. Good morning and congratulations. Just – a question around the cash flow profile, excuse me, the asset recycling numbers are down a little bit. And I was just wondering if does the scale unlock the ability to monetize some of the tax credits or reduce the need for tax equity? Do you have a higher taxable income base going forward? Can you just sort of speak to that?

Michael H. Dunne	A
Executive Vice President-Finance & Chief Financial Officer, NextEra Energy, Inc.

Sure. And it’s Mike here. As we look at the capital recycling, that has come down. I think one thing when you look at the investments that we’re making, we are making investments that we think are attractive for our shareholders. And so, we generally want to maintain those assets for the long term. As you look at what the business mix creates, it creates a situation where we are now 80% plus regulated and that creates a long-term stability for the growth of our business. In addition, as you do look, there are some tax benefits that occur, incurred to our benefit, such that we will be able to utilize tax, use more taxes on our balance sheet than we would have on a standalone basis at NextEra Energy.

So, when you combine those pieces with the reduction in the downgrade threshold from S&P from 18% down to 17%, and Moody’s from 17% down to 16% and CFO-to-total debt basis and the improvement at Fitch, you have a situation where our key rating agencies are really approving this transaction. They like what this is doing from a regulated mix. They like what this is doing from a diversity. And then when you look at the benefits to our cash flows, there are some tax benefits that allow us to monetize tax credits via the company and put a little bit less reliance in terms of what we are selling to utilizing for tax equity.

William James Appicelli	Q
Analyst, UBS Securities LLC

Okay. All right. Now, that’s clear. Thank you. And then just on the $2.25 billion rate credit, I guess, how is that being funded? And is that sort of encaptured here in the financing plan?

Michael H. Dunne	A
Executive Vice President-Finance & Chief Financial Officer, NextEra Energy, Inc.

That is encaptured in the financing plan. I would note that as the agencies have viewed this overall transaction, they are viewing those rate credits as a one-time piece and one-time event in nature and not part of our ongoing FFO-to-debt or the CFO-to-debt respectively. So, as we do work through this, what you will see is that, as John mentioned, we have $4 billion of average equity issuances to do per year. I would not expect that to change materially during those first few years. So, that’s going to be relatively rateable across the entirety of the period.

13 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

William James Appicelli	Q
Analyst, UBS Securities LLC
Okay. All right. Thank you very much.

Operator: We’ll move next to David Arcaro with Morgan Stanley. Your line is open.

David Arcaro	Q
Analyst, Morgan Stanley & Co. LLC
Hi. Good morning. Thanks so much and congratulations. I was wondering if you could speak to whether there are any infrastructure opportunities that may traverse between your service territories. As we look more regionally to the southeast US, like whether there are pipeline or transmission plants that could be envisioned.

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.
Yeah, absolutely. I will take that question. So, when you look at opportunities that we have through the Southeast and the chance to combine the scale and the platform that we have in place and all the development capabilities that we have across, really the energy value platform. The growth opportunities are substantial across technologies. I wouldn’t want to make comments today about what kind of opportunities that could create for pipeline investments. That’s obviously a separate business, that looks at opportunities outside the regulated context.

But when I think about the platform and I think about the combination of capabilities that we’re able to bring together, just a lot of opportunities. And one that comes to mind is large load, David. You think about the footprint that we have across the United States, in 49 states where we do business, just and all the success that we’re having with hyperscalers today, there’s not only a chance in these four states [ph] to (00:51:12) accommodate hyperscale build-out. In any smart way, right, like I said before, through large load tariffs, that protects the general body, large load has to pay their own share. It always starts and ends with that. But if we can find the right investment opportunities in these four states with 130 gigawatt plus pipeline, I think that provides a terrific opportunity for us.

And then when I think outside of the US, and you add those two together, it only strengthens the relationships and the partnerships that we have. And we’ve had a lot of success, for example, with the data center hubs. We’ve talked about what’s happening with the two federal hubs that we’ve already been awarded in Texas and Pennsylvania. The same data center hub philosophy is being brought to Florida. We could look at those same build-out opportunities in Virginia, for example, as well as a way to accommodate large load coming on.

But again, this has to be done in a way that doesn’t compromise affordability for our general body of customers. But there are just so many different ways this combination will help support a company that is involved in every part of the energy value chain. There’s nothing that we can’t do on our own. There’s no capability that we don’t have. There is no company in America that looks like us. So, with this combination, there’s no company that can drive value across our stakeholders quite like this business can. Whether you’re thinking about customers, which we always put first, the communities we serve, the employees and the shareholder value proposition and the industrial and strategic logic behind this transaction.

14 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

David Arcaro	Q
Analyst, Morgan Stanley & Co. LLC
Okay. Excellent. That’s helpful. Thanks. And I was wondering, could you speak to how accretive you expect the deal to be maybe in the near term? And as we’re thinking about the 9-plus percent growth and that being up from 8-plus percent, how does that maybe come in? Like when do you start to realize that? Is that every year in your EPS plan now going forward, you would expect that or is it backend loaded? Just how you would expect that to be shaped?

Michael H. Dunne	A
Executive Vice President-Finance & Chief Financial Officer, NextEra Energy, Inc.

Yeah. David, it’s Mike here. I think, as you know, we said this deal is immediately accretive. And the way that I think about this from a NextEra shareholder value perspective is that we have moved from having 12 ways to grow to having over 15 ways to grow, those 15 ways to grow our balance between both our regulated growth and our growth in energy resources. And so therefore, we have multiple more ways to grow, more diversity and a higher long-term growth rate, one in which we have, as a management team collectively moved up 100 basis points and have shown that financial [ph] visit (00:54:23) between now and 2035.

So, when we sit here and say, what is that value creation to our shareholders, we think that it’s significant. And then as John also mentioned, there are multiple upsides to where we sit today. Particularly as John mentioned, with 130 gigawatt data center pipeline and ability to have speed-to-market, data center hubs across the country, four utilities are all in strong growing economic growth with constructive regulatory jurisdictions and a team that is 100% focused on finding solutions. We think that the addition of Dominion in combination with NextEra is going to carry that 9% plus through 2035 and beyond. We both feel strong about our standalone plans, but combined, we think that the value is undeniable.

David Arcaro	Q
Analyst, Morgan Stanley & Co. LLC
Understood. That’s clear. Thanks so much.

Operator: We’ll take our next question from Nick Amicucci with Evercore ISI. Your line is open.

Nicholas Amicucci	Q
Analyst, Evercore ISI
Hey, good morning, guys. Thanks. I just had a one kind of quick one. Just John, you kind of alluded to, your confidence in being able to close in 12 to 18 months, just any kind of color we can provide around that. Just as we think about, obviously, it’ll be kind of under regulatory scrutiny and just a lot of hurdles to get by, just what drives that confidence and why kind of a quicker than probably most would have expected timeframe to closing?

John W. Ketchum	A
Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah, Nick, absolutely. So, first of all, I think we have really tried to thoughtfully structure this transaction. We put customers first. And I think that shows in the structure that we have put together with the Dominion team. And when you think about this transaction, it’s a totally different transaction at a totally different time, under totally different circumstances, with a totally different management team and a totally different approach.

What’s different for us this time is we have no asks, right. We are going into this regulatory approval process for the first time with no ask. We are not asking for a generation plan to be approved. We don’t have other asks, so no ask. That’s a big difference. Second, we’re providing immediate customer benefits with the $2.25 billion in bill credits. And then as you think about beyond that two-year period with this bill credit, with the world class scale and operating platform that we have, that’s going to really help with affordability over the long-term as we invest capital to meet increased power demand needs in these four growing states.

15 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

And I think another really important part of this is we’re going to have management continuity. I went through our approach on how Virginia and South Carolina and North Carolina are going to be managed. Local operations are going to be retained. It’s going to be the same team and the same faces that customers know and trust. We’re going to have a dual headquarters, Juno Beach and Richmond. We’re going to have an operating headquarters in Cayce, South Carolina. It’s a culture of putting customers first and everything that we’re putting forward in our proposal and community support. We’re increasing the community support by $10 million a year for the first five years. Low income support is going to be a big part of what we follow. It’s very important to us. It’s always been very important to us in Florida. It’s always been very important to Bob in Virginia and South Carolina and North Carolina.

So, that’s culturally the same between both companies. And we’re a combined entity that’s capable of offering all the above energy solutions that make the most sense for our customers. And importantly, there’s no operational overlap here. So, if you start thinking about approvals, I mean, there’s just no operational overlap at all. And look at Dominion, Dominion’s got a great track record and experience in moving transactions forward that make sense for customers. And these are three very important states for Dominion that they’ve been serving for quite some time. We’re looking forward to partnering with them on our approach to all three states. And we feel really good about the value proposition that we’re bringing forward. And ultimately, the states will decide. But I think we’ve really tried to be thoughtful about the benefits for not only customers, the communities we serve and employees as well.

Robert M. Blue	A
Chairman, President & Chief Executive Officer, Dominion Energy, Inc.
Well, if I could just jump in for a second here. This is Bob. I think John described it correctly. This deal was built with customers and stakeholders in mind. And as John pointed out, we have some experience at Dominion Energy on getting deals closed, whether it was Questar or SCANA or the divestitures of our LDCs. This was a real focus of our board from the very beginning after John approached me about a combination. And so, we feel very good about the way the deal has come together with the focus on customers and communities. That gives us a high degree of confidence. One thing I’d say that we’ve done well over the years in getting transactions closed is working with partners on the other side who we were confident in their ability to work to get the deal closed. And so, we took that very much into consideration here as we thought about this combination.

Nicholas Amicucci	Q
Analyst, Evercore ISI
Great. Thanks guys.

Operator: And this does conclude the Q&A portion of today’s call. Thank you. This also concludes this morning’s conference call. You may disconnect your lines and enjoy your day.

16 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

NextEra Energy, Inc. (NEE)	Corrected Transcript
NextEra Energy, Inc. and Dominion Energy, Inc. Merger Call	18-May-2026

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2026 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

17 Copyright © 2001-2026 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (SEC) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.